Innovation for patient care

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

RECEIVED
2008 JUL 21 A 11:17

12g-3-2(b) Exemption
File N°.82-34953

[redacted]

08003881

18th July 2008

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
JUL 23 2008
THOMSON REUTERS

dlw 7/21

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

RECEIVED
2008 JUL 21 A 11:17
CORPORATE ...

Press release

Ipsen completes purchase of all of OBI-1 assets from Octagen Corporation

Paris (France), 17 July 2008 - Ipsen (Euronext: IPN) today announced that, following the announcement made on June 5, 2008 and the shareholder approval of Octagen Corporation, it has completed the purchase of all of the assets related to OBI-1. Ipsen paid accordingly to Octagen an upfront milestone of $10.5 million. Immediately following the effective transfer of all of the assets related to OBI-1, Ipsen will redeem its stake in Octagen.

About OBI-1

OBI-1 is a recombinant porcine Factor VIII. Since porcine FVIII (pFVIII) possesses low cross reactivity to anti-hFVIII antibodies, it is expected that OBI-1 can be used to stop bleeding in hemophilia patients with inhibitor using the same natural pathway as human Factor VIII for non inhibitor patients.

Phase I and II clinical trials have been conducted with OBI-1 in the United States, Canada, South Africa and Russia. Promising results of a phase II study on OBI-1 were presented to the American Society of Hematology in December 2007 stating that "OBI-1 can be given as a short infusion. It was effective in controlling all bleeds which occurred in this study and was well tolerated. "[1] Additional studies are now planned to optimize dose range for OBI-1 and to confirm the long term safety and efficacy of OBI-1 in the treatment of bleeds in a larger cohort of individuals with congenital hemophilia A complicated by the presence of hFVIII inhibitors, and with acquired hemophilia A.

About hemophilia A

Congenital hemophilia A is a genetic bleeding disorder resulting in a deficiency of coagulation FVIII. This disease affects male predominantly with an incidence of 1 in 5000 male birth. According to the Centers for Disease Control there are approximately 13 000 people living with hemophilia A in the US. Hemophilia A is characterized by frequent spontaneous bleeding episode as well as prolonged bleeding from trauma or surgery. Treatment and prevention of bleeding episode consist in replacing the missing factor FVIII with recombinant or plasma derived human FVIII.
A major complication in the treatment of hemophilia A patients is the development of antibodies (called inhibitors) to human FVIII. Approximately 30% of hemophilia A patients will develop antibodies to human FVIII in their life time. For those patients control of bleeding episodes relies on treatment that bypasses the need for FVIII.
The development of antibodies to human FVIII can also occur in individual with normal coagulation. These auto-antibodies neutralize circulating FVIII making it no longer available, thus creating a deficiency in FVIII. Those individuals are diagnosed with acquired hemophilia A.
Acquired hemophilia A is a rare disease affecting about 1.48 individual per million with an estimated 445 cases per year in the US. Acquired hemophilia A is often associated with auto-immune disease, malignancy or pregnancy, although in about 50% of the cases there is no underlying disease. Clinical manifestation of acquired hemophilia includes spontaneous

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[1] "A Phase II Open-Label Study Evaluating Hemostatic Activity, Pharmacokinetics and Safety of Recombinant Porcine Factor VIII (rpFVIII, OBI-1) in Hemophilia A Patients with Inhibitors Directed Against Human FVIII (hFVIII)", Johnny Mahlangu et al., American Society of Hemophilia, December 2007

bleeding or prolonged bleeding due to minimal trauma or surgery and is more severe and anatomically diverse than in congenital hemophilia A.
Replacement therapy with human FVIII is of limited benefit because it is rapidly neutralized by circulating antibodies. For those patients control of bleeding episodes also relies on treatment that bypasses the need for FVIII.

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care.This strategy is also supported by an active policy of partnerships. In 2007, Research and Development expenditure was about €185 million, in excess of 20% of consolidated sales, which amounted to €920.5 million while total revenues amounted to €993.8 million. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned, or that the regulatory authorities will be satisfied with the data and information provided by the Company. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des Marchés Financiers.

For further information:

Didier Véron
Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38
Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31
Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

END